Mail Stop 3561

October 6, 2009

Jay Shafer, Chief Executive Officer
The Amacore Group, Inc.
Maitland Promenade 1
485 North Keller Road, Suite 450
Maitland, Florida 32751

      Re: The Amacore Group, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed September 9, 2009
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              File No. 000-27889

Dear Mr. Shafer:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. You should comply with the comment regarding your annual report in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General Information, page 1

1. On page five, you state that one of the actions to be taken by written consent of a majority of your shareholders is an amendment to your certificate of incorporation to increase the number of authorized shares of common stock from 1,500,000,000 shares to 6,000,000,000 shares. However, it does appear that you disclose this action in the section of your document entitled, "General Information." Please revise or advise.

Action 1 – Approval of Amendment to Certificate of Incorporation to Increase…, page 5

Purpose of the Increase in Authorized Shares of Common Stock and Class A…,page 5

2. We note that you seek to amend your certificate of incorporation to increase your authorized shares of common stock from 1,500,000,000 to 6,000,000,000 and authorized shares of Class A common stock from 1,360,000,000 to 5,860,000,000. Please revise to discuss the reason why you believe such an extreme amount of shares is necessary. We note your statement that you may not have enough Class A shares authorized to issue all the additional shares described on page five. We also note your indication that this increase will allow you greater flexibility, but it is not clear why an increase to a lesser fixed number of shares would not provide the same amount of flexibility. In this regard, please address the need to increase the authorized shares of your Class A common stock in light of the proposed reverse stock split of your Class A common stock as described in the section of your document entitled, "Action 6 – Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split."

3. We note your disclosure that you have reserved an aggregate of 331,235,704 shares of Class A common stock issuable upon conversion of your Class B common stock, Series A convertible preferred stock, Series G convertible preferred stock, Series H convertible preferred stock, and Series I convertible preferred stock, and upon the exercise of outstanding warrants to acquire Class A common stock. Also, we note your disclosure that you recently issued 450 shares of Series L convertible preferred stock, which will be convertible into approximately 450,000,000 shares of Class A common stock and a warrant to acquire 50,625,000 shares of Class A common stock. Further, we note your disclosure that, despite your reservation of Class A shares, you may not have enough shares of Class A common stock authorized to issue all these additional shares. Because you may not have enough shares of Class A common stock authorized to issue all these additional shares, please disclose the facts and circumstances that you considered when you issued the various series of convertible preferred stock and warrants described above and the notes you discuss on page 11 that are convertible into Class A or Class B common shares. Please address the

consideration given by the board to the adverse effects of these transactions on the company's common shareholders.

4. In this regard, please provide us, with a view toward disclosure in the information statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with these transactions that you have made or may be required to make to any holder, any affiliate of a holder, or any person with whom any holder has a contractual relationship regarding these transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

    Further, please provide us, with a view toward disclosure in the information statement, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock, warrants, and convertible notes.

5. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

    - the total possible profit the holders could realize as a result of the conversion discount for securities underlying the convertible preferred stock, warrants, and convertible notes, presented in a table with the following information disclosed separately:

        - the market price per share of the securities underlying the convertible preferred stock, warrants, and convertible notes on the date of the sale of the convertible preferred stock, warrants, and convertible notes;

        - the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, warrants, and convertible notes, calculated as follows:

            - if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock, warrants, and convertible notes; and

            - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock, warrants, and convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible preferred stock, warrants, and convertible notes (assuming complete conversion of the convertible preferred stock, full exercise of the warrants, and complete conversion of the convertible notes, including the maximum number convertible preferred stock, warrants, and convertible notes available for issuance as dividends, if any);

- the combined market price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes calculated by using the market price per share on the date of the sale of the convertible preferred stock, warrants, and convertible notes and the total possible shares underlying the convertible preferred stock, warrants, and convertible notes;

- the total possible shares the holders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes calculated by using the conversion price on the date of the sale of the convertible preferred stock, warrants, and convertible notes and the total possible number of shares the holders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible preferred stock, warrants, and convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock, warrants, and convertible notes from the combined market price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes on that date.

If there are provisions in the convertible preferred stock, warrants, and convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure, as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

6. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

    •   the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a table with the following information disclosed separately:

        •   market price per share of the underlying securities on the date of the sale of that other security;

        •   the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

            -   if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

            -   if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

        •   the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

        •   the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

        •   the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

        •   the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

    • the gross proceeds paid or payable to the issuer in the convertible preferred stock, warrants, and convertible notes transactions;

    • all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

    • the resulting net proceeds to the issuer; and

    • the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock, warrants, and convertible notes and any other warrants, options, notes, or other securities of the issuer that were disclosed in response to comments four and five above.

    Further, please provide us, with a view toward disclosure in the information statement, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment four) and the total possible discount to the market price of the shares underlying the convertible preferred stock, warrants, and convertible notes (as disclosed in response to comment five) divided by the net proceeds to the issuer from the sale of the convertible preferred stock, warrants, and convertible notes.

Dilutive and Other Effects of Potential New Stock Issuances, page 6

8. We note that you have indicated that the increase in the authorized number of shares of the Class A common stock is expected to result in the dilution of the equity interests of existing common stockholders, reduce the proportionate voting power of the existing common stockholders, and may decrease the market value per share of your Class A common stock. Please describe in greater detail the potential dilutive effects, reduction in voting power, and decrease in market value per share that will occur based on the increase in the number of shares of the Class A common stock, both before and after any possible reverse stock split.

Action 6 – Approval of Amendment to Certificate of Incorporation to Effect…, page 9

Potential Effects of a Reverse Stock Split, page 10

9. The discussion and table on page 10 indicate that there are three reverse stock split
    scenarios. However, the first paragraph under the section entitled, "Action 6 –
    Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock
    Split," on page nine refers to only two stock split scenarios, 1-for-50 and 1-for-100.
    Please clarify regarding the 1-for-25 stock split scenario, or advise.

Not a First Step in a Going Private Transaction; No Intent to Terminate…, page 11

10. You state, "[t]he Company's Board of Directors does not intend that the reverse stock
    split, if implemented, would be a first step in any 'going private transaction'...." If
    true, please affirmatively state that this is not a first step in a going private transaction
    and this action will not trigger your compliance with our going private rules. See
    Rule 13e-3 under the Exchange Act.

Fractional Shares, page 12

11. Please correct the reference to Rite Aid, or advise.

Security Ownership of Certain Beneficial Owners and Management, page 15

12. Please clarify in footnote 10 the relationship between Vicis Capital, LLC and Vicis
    Capital Master Fund, and throughout the document as appropriate.

13. Please revise to identify the natural person, natural persons, or registered public
    company that have voting or investment control over the shares owned by Vicis
    Capital, LLC and Vicis Capital Master Fund. See the Division of Corporation
    Finance's Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3,
    2008).

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

14. We note that your Section 302 certifications do not comply with the language
    required by Item 601(31) of Regulation S-K, as The Amacore Group, Inc. is referred
    to as "the small business issuer." We also note that you use the reference "the
    registrant" in your Form 10-Q for the periods ended March 31 and June 30, 2009.
    Please confirm that The Amacore Group, Inc. will be referred to as "the registrant" in
    all the Section 302 certifications filed with your future Exchange Act filings.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Sean Reid, Esq.
        Via facsimile to (212) 930-9725